UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
ViewRay, Inc.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
92672L107
(CUSIP Number)

Michael D. Pinnisi
Hudson Executive Capital LP
c/o Cadwalader, Wickersham & Taft LLP
200 Liberty Street
New York, NY 10281
(212) 521-8495
With a copy to:
Richard M. Brand
Braden McCurrach
Cadwalader, Wickersham & Taft LLP
200 Liberty Street
New York, NY 10281
212-504-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 8, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92672L107	Page 2

1	NAME OF REPORTING PERSON Hudson Executive Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,752,093
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,752,093
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,752,093
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.78%*
14	TYPE OF REPORTING PERSON PN, IA
* All percentage calculations set forth herein are based upon the aggregate of 179,404,696 shares of Common Stock outstanding as of February 15, 2022, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on February 25, 2022.

CUSIP No. 92672L107	Page 3

1	NAME OF REPORTING PERSON HEC Management GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,752,093
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,752,093
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,752,093
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.78%*
14	TYPE OF REPORTING PERSON PN, IA
* All percentage calculations set forth herein are based upon the aggregate of 179,404,696 shares of Common Stock outstanding as of February 15, 2022, as reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on February 25, 2022.

CUSIP No. 92672L107	Page 4

1	NAME OF REPORTING PERSON Douglas L. Braunstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,752,093
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,752,093
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,752,093
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.78%*
14	TYPE OF REPORTING PERSON IN
* All percentage calculations set forth herein are based upon the aggregate of 179,404,696 shares of Common Stock outstanding as of February 15, 2022, as reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on February 25, 2022.

CUSIP No. 92672L107	Page 5

ITEM 1.	SECURITY AND ISSUER
This Amendment No. 1 to the Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D filed by the Reporting Persons with the SEC on February 24, 2020 (the “Initial 13D”), relating to their beneficial ownership in the common stock, par value $0.01 per share (the “Shares”) of ViewRay, Inc., a company organized under the laws of the State of Delaware (the “Issuer”).  Except to the extent set forth in this Amendment No. 1, all information disclosed in the Initial 13D remains unchanged. Capitalized terms used but not defined in this Amendment No. 1 shall have the respective meanings ascribed to them in the Initial 13D.
The Reporting Persons (as defined below) beneficially own an aggregate of 15,752,093 Shares (the “Subject Shares”). The Subject Shares represent approximately 8.78% of the issued and outstanding Shares based on 179,404,696 Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on February 25, 2022.

ITEM 4.	PURPOSE OF TRANSACTION
Item 4 is hereby amended and supplemented by the addition of the following:
The information set forth in Item 6 is incorporated herein by reference.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
Item 6 is hereby amended and supplemented by the addition of the following:
On March 8, 2022, Hudson Executive Capital LP (“Hudson Executive”), on behalf of itself, its affiliates and its affiliated funds, entered into a Cooperation Agreement (the “Cooperation Agreement”) with the Issuer.
Pursuant to the Cooperation Agreement:
•
Susan Schnabel has been appointed to the Board of Directors of the Issuer (the “Board”) as a Class II director with a term expiring at the Issuer’s 2023 annual meting of shareholders (the “2023 Annual Meeting”) and to the Finance Committee of the Board;

•
the Issuer has engaged Sai Nanduri (the “Hudson Consultant”), a Senior Investment Analyst of Hudson Executive, to advise and consult with the Issuer and the Board on public market advice, capital market transactions, and capital allocation.  The Board will, in good faith, consider Mr. Nanduri as a candidate for election to the Board at the 2023 Annual Meeting and to fill any vacancy arising during the term of the Cooperation Agreement, subject to the customary vetting process;

•
the size of the Board will remain at nine (9) directors during the term of the Cooperation Agreement, provided that it may be increased to ten (10) directors in connection with the appointment of Mr. Nanduri to the Board;

•
at any annual or special meeting of shareholders of the Issuer prior to the Expiration Date (as defined in the Cooperation Agreement), Hudson Executive has agreed to appear in person or by proxy at such meeting and to vote all shares of Common Stock over which Hudson Executive, its affiliates or associates has voting power (A) in favor of all directors nominated by the Board for election at any such meeting, (B) in accordance with the Board’s recommendations with respect to any proposal submitted to the shareholders of the Issuer, provided that Hudson will be permitted to vote in its discretion on any extraordinary transaction; and

•	Hudson Executive has agreed to refrain from taking certain actions with respect to the Issuer during the term of the Cooperation Agreement.
The term of the Cooperation Agreement continues until the earlier of (A) January 1, 2023 and (B) the date that is thirty (30) days prior to the deadline under the Issuer’s bylaws for director nominations for the 2023 Annual Meeting, provided that if Mr. Nanduri is appointed to the Board prior to the termination date, the term shall be extended to the day after the date of the 2023 Annual Meeting.  The foregoing summary of the Cooperation Agreement is qualified in its entirety by reference to the actual language of that agreement, a copy of which is filed herewith as Exhibit 3 and is incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS AN EXHIBIT

Exhibit 3	Cooperation Agreement, dated March 8, 2022, by and between ViewRay, Inc. and Hudson Executive Capital LP.

CUSIP No. 92672L107	Page 6

SIGNATURES
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 9, 2022

HUDSON EXECUTIVE CAPITAL LP
By:	HEC Management GP LLC, its general partner

By:	/s/ Douglas L. Braunstein
Name: Douglas L. Braunstein
Title: Managing Member

HEC MANAGEMENT GP LLC

By:	/s/ Douglas L. Braunstein
Name: Douglas L. Braunstein
Title: Managing Member

DOUGLAS L. BRAUNSTEIN

/s/ Douglas L. Braunstein
Douglas L. Braunstein

INDEX TO EXHIBITS

Exhibit	Description

Exhibit 3	Cooperation Agreement, dated March 8, 2022, by and between ViewRay, Inc. and Hudson Executive Capital LP.